Exhibit 99.1

Aphria Announces Expiry and Termination of Green Growth Brands Take-Over Bid

LEAMINGTON, ON, April 25, 2019 /CNW/ - Aphria Inc. ("Aphria" or the "Company") (TSX: APHA and NYSE: APHA) today announced that the previously announced take-over bid (the "Offer") by Green Growth Brands Inc. ("GGB") has failed to meet the statutory minimum tender condition and has now expired and is terminated. As previously announced on April 15, 2019, the Company entered into a definitive agreement with GGB to accelerate the expiry date of the Offer to April 25, 2019, as well as to terminate certain arrangements with GA Opportunities Corp. ("GAOC") for consideration of $89.0 million payable on future dates as set out in the April 15th press release.

Irwin D. Simon, Aphria's Chairman and Interim Chief Executive Officer stated, "We are pleased to have this resolved in a favourable manner. We continue to move forward, creating long-term shareholder value by leveraging our production expansion, industrial scale cultivation and automation, brand positioning and our strategic global expansion initiatives that, as mentioned before, will be additionally supported by the $89.0 million in proceeds from the transaction."

The Offer is now expired and terminated and no longer open to any Aphria shareholder to tender their shares. Accordingly, GGB will not be taking up any securities that may have been tendered to the Offer. GGB will promptly return to the securityholder any Aphria shares tendered and not withdrawn during the period from the commencement of the Offer up to the expiry time of the Offer.

We Have A Good Thing Growing

About Aphria

Aphria is a leading global cannabis company driven by an unrelenting commitment to our people, product quality and innovation. Headquartered in Leamington, Ontario – the greenhouse capital of Canada – Aphria has been setting the standard for the low-cost production of high-quality cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria is committed to bringing breakthrough innovation to the global cannabis market. The Company's portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders' multi-generational expertise in commercial agriculture, Aphria drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For more information, visit: aphria.ca

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations with respect to actual production volumes, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with the completion of the arrangements with GAOC; risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving cannabis; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the cannabis industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

The forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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SOURCE Aphria Inc.

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For further information: For media inquiries please contact: Tamara Macgregor, Vice President, Communications & Public Affairs, Aphria, tamara.macgregor@aphria.com, 437-343-4000; For investor inquiries please contact: Katie M. Turner, ICR, Inc., katie.turner@icrinc.com, 646-277-1228

CO: Aphria Inc.

CNW 18:31e 25-APR-19